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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

NeoMedia Technologies, Inc.

(Name of Issuer)

----------------------------------------------------------------------------------------------------------------------

Common Stock, no par value

(Title of Class of Securities)

640505103

(CUSIP Number)

December 31, 2015

----------------------------------------------------------------------------------------------------------------------

(Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

Cusip No.	640505103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA Global Investments, L.P.
(13-4150836)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization:

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	111,111,111

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	111,111,111

9.	Aggregate Amount Beneficially Owned
	by Each Reporting Person:	111,111,111 (See Item No. 6 below)

10.	Check if the Aggregate Amount in Row (9)
	Excludes Certain Shares (See Instructions)	☒

11.	Percentage of Class Represented by Amount
	in Row (9):	9.9% (See Item No. 6 below)

12.	Type of Reporting Person (See Instructions):	PN

Cusip No.	640505103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	111,111,111

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	111,111,111

9.	Aggregate Amount Beneficially Owned
	by Each Reporting Person:	111,111,111 (See Item No. 6 below)

10.	Check if the Aggregate Amount in Row (9)
	Excludes Certain Shares (See Instructions)	☒

11.	Percentage of Class Represented by Amount
	in Row (9):	9.9% (See Item No. 6 below)

12.	Type of Reporting Person (See Instructions):	OO

Cusip No.	640505103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	111,111,111

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	111,111,111

9.	Aggregate Amount Beneficially Owned
	by Each Reporting Person:	111,111,111 (See Item No. 6 below)

10.	Check if the Aggregate Amount in Row (9)
	Excludes Certain Shares (See Instructions)	☒

11.	Percentage of Class Represented by Amount
	in Row (9):	9.9% (See Item No. 6 below)

12.	Type of Reporting Person (See Instructions):	OO

Cusip No.	640505103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Matthew Beckman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization:

USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	111,111,111

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	111,111,111

9.	Aggregate Amount Beneficially Owned
	by Each Reporting Person:	111,111,111 (See Item No. 6 below)

10.	Check if the Aggregate Amount in Row (9)
	Excludes Certain Shares (See Instructions)	☒

11.	Percentage of Class Represented by Amount
	in Row (9):	9.9% (See Item No. 6 below)

12.	Type of Reporting Person (See Instructions):	IN

Cusip No.	640505103

Item 1.

(a)	Name of Issuer: NeoMedia Technologies, Inc.
(b)	Address of Issuer’s Principal Executive Offices:

1515 Walnut Street, Suite 100

Boulder, CO 80302

Item 2.	Identity and Background.

(a)	Name of Person Filing: YA Global Investments, L.P.
(b)	Address of Principal Executive Office or, if none, Residence of Reporting Persons:

1012 Springfield Ave.

Mountainside, NJ 07092

(c)	Citizenship: Cayman Islands
(d)	Title of Class of Securities: Common Stock, no par value
(e)	Cusip Number: 640505103

Item 3.	If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940(15 of the Act (15 U.S.C. 78o);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); or
(k)	☒	Group, in accordance with 240.13d(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 111,111,111

(b)	Percentage of Class: 9.9% (See Item No. 6 below)

(c)	Number of shares as to which the person has:

(i)	Sole Power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 111,111,111
(iii)	Sole power to dispose or to direct the disposition: 0

(iv)	Shared power to dispose or to direct the disposition: 111,111,111

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than five percent on Behalf of Another Person.

YA Global Investments, L.P. (“YA Global”) directly owns 111,111,111 shares of Common Stock of NeoMedia as of the date of this filing. As the Investment Manager of YA Global, Yorkville Advisors, LLC (“Yorkville”) may be deemed to beneficially own the same number of shares of Common Stock beneficially owned by YA Global. As the General Partner to YA Global, Yorkville Advisors GP, LLC (“Yorkville GP”) may be deemed to beneficially own the same number of shares of Common Stock beneficially owned by YA Global. As a managing member of Yorkville and Yorkville GP and the portfolio manager to YA Global, Matthew Beckman (“Beckman”) may be deemed to beneficially own the same number of shares of Common Stock beneficially owned by YA Global, Yorkville and Yorkville GP.

In addition to the 111,111,111 shares of Common Stock referenced above, YA Global beneficially owns derivative securities convertible into shares of Common Stock of NeoMedia, which securities limit YA Global and its affiliate’s ownership to no more than 9.9% of NeoMedia’s outstanding shares of Common Stock. Such ownership cap of the derivative securities applies for all purposes, including shareholder voting purposes.

Item7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Member Group

1.	YA Global Investments, L.P.
2.	Yorkville Advisors, LLC – Investment Manager of YA Global
3.	Yorkville Advisors GP, LLC – General Partner of YA Global
4.	Matthew Beckman – Managing Member of Yorkville and Yorkville GP and as the portfolio manger of YA Global

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Additional Information:

Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by each other Reporting Person, and its report shall not be deemed to be an admission that any Reporting Person is the beneficial owner of these securities for the purpose of Section 16 or for any other purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

REPORTING PERSONS:

YA Global Investments, LP

By: Yorkville Advisors, LLC

Its: Investment Manager

By:	/s/ Troy J. Rillo, Esq.	Date: 2/9/2016
Troy J. Rillo, Esq.
Chief Compliance Officer

Yorkville Advisors, LLC

By:	/s/ Troy J. Rillo, Esq.	Date: 2/9/2016
Troy J. Rillo, Esq.
Chief Compliance Officer

Yorkville Advisors GP, LLC

By:	/s/ Troy J. Rillo, Esq.	Date: 2/9/2016
Troy J. Rillo, Esq.
Chief Compliance Officer

By:	/s/ Matthew Beckman	Date: 2/9/2016
Matthew Beckman